December 29, 2005


Mr. Robert B. Wallace
Chief Financial Officer
Buckeye Partners, L. P.
5002 Buckeye Road
PO Box 368
Emmaus, PA   18049




	Re:	Buckeye Partners, L. P.
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 14, 2005
Forms 10-Q for Fiscal Quarter Ended June 30, 2005
Filed August 3, 2005
		File No. 1-09356




Dear Mr. Wallace:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Results of Operations, page 21

1. The revenue table presented indicates that terminalling, storage and rentals provided over 10% of your total revenues. Tell us the facts and circumstances you considered to determine that this item is not a reportable operating segment under Statement of Financial
Accounting Standards (SFAS) 131, paragraph 18.

Consolidated Statements of Income, page 42

2. You have classified your General Partner incentive compensation as other non-operating expenses. Tell us why you consider this classification is proper given the guidance of Regulation S-X
210.5-
03(b), captions 2, 3, 4 and 6, which define the items to be reported as operating costs and expenses.

Notes to Consolidated Financial Statements

Note 1.  Organization, page 45

3. You have disclosed that the Sabina Pipeline was completed in March
2003, the revenues under the transportation throughput services agreement commenced in January 2003, and the pipeline did not commence shipping product until February 2004. Tell us:

* the nature and amount of any revenue recognized prior to the commencement of product shipments in February 2004, and
* why the recognition of such revenues are proper, given your stated policy that revenue from transportation of product is recognized as products are delivered.

Note 3.  Acquisitions, page 53

4. You have disclosed you will receive a minimum revenue commitment of $35.7 million per year for an initial three year term. Tell us what your policy is with regards to revenue recognition under this agreement in a quarterly or annual reporting period in which the minimum revenue commitment has not been met by the third party.
We
may have further comment.




Note 5.  Contingencies, page 54

5. Your disclosure states that it is possible a claim or proceeding, if adversely determined, could have a material effect, but that you do not believe the outcome will have a material effect. Please revise this disclosure to meet the requirements of SFAS 5, paragraphs
9-10, for contingencies you estimate to be probable or reasonably possible, as defined in paragraph 3.

Exhibits and Financial Statement Schedules, page 84

6. We note on page 58, in footnote 11, that you have issued publicly traded notes. Modify your filing to include Exhibit 12, Statement re computation of ratios, as defined in Regulation S-K 229-503(d) and as required by Regulation S-K 601(a) and (b)(12).

Form 10-Q for the Fiscal Quarter Ended June 30, 2005

Note 3.  Asset Acquisitions, page 6

7. You have stated that you determined the transaction represented the acquisition of various assets, and not the acquisition of a business. Tell us the facts and circumstances you considered in reaching this determination.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3684 with any other questions.

								Sincerely,



								April Sifford
								Branch Chief

??

??

??

??

Mr. Robert B. Wallace
Buckeye Partners, L. P.
December 29, 2005
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010